Man Group plc

[illegible] 2005

for the half year to 30 September 2005





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5 Harvey McGrath (right) congratulates Ismail Kadare (left)


THE Man BOOKER PRIZE 2005
THE Man BOOKER PRIZE 2005
John Banville

6

7

kids of africa

The Swiss African Orphanage

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9

Open here for the Half Year in Review

Half Year in Review

1 Man Investments Product Innovation

a Man Investments launched two new share classes of its portable alpha platform specifically designed to match the liability profile of UK pension funds.

b Advised by RMF, DekaBank Group launched its first umbrella hedge fund.

c The first global roll-over – Man Investments offered investors a fresh opportunity to access Man-IP 220 Limited one of its flagship structured products.

d Man BlueCrest Ltd – Man Investments offers, for the first time, access to a diversified BlueCrest portfolio.

2 Management Change

John Morrison, formerly Global Head of Marketing and Client Services, has been appointed as Chief Executive of Man Investments.

3 Man Financial – 10 years in Paris

Man Financial celebrated its tenth anniversary in Paris. Today, 60 employees provide a wide range of product offerings including cash, bonds, equities, equity indices and foreign exchange as well as the traditional markets of futures and options.

4 Man Financial Hong Kong

Man Financial opens a new office in Hong Kong. Man Investments has had a presence there for over 15 years.

5 Man Booker International Prize 2005

The inaugural Man Booker International Prize was won by Ismail Kadare; the £60,000 prize and trophy were awarded to Kadare in Edinburgh. David Bellos was awarded the £15,000 Translator's Prize.

6 Man Booker Prize 2005

John Banville was the winner of the Man Booker Prize for Fiction with *The Sea*.

7 Charity of the Year

Kids Company, a charity supporting profoundly vulnerable and isolated children, was voted by employees as the Group's charity of the year 2006.

8 Kids of Africa

Man Investments Switzerland has nominated 'Kids of Africa' as its charity for 2005. A Swiss-based charity, Kids of Africa has established a village in Uganda to help orphaned and abandoned children.

9 Sugar Quay Jetty

The refurbishment of the Sugar Quay jetty at Man Group plc's London headquarters was completed and opened on 26 July.

1a

Man Investments

1b



1c

1d

BlueCrest

BlueCrest Capital Management Limited



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Man Group plc is a leading global provider of alternative investment products and solutions as well as one of the world's largest futures brokers.

Contents

[illegible]

Financial Highlights
Half Year Business Summary

$327m
Recurring net management fee income up 26% to $327 million

$83m
Brokerage net income up 19% to $83 million

99 cents
Diluted underlying earnings per share^ up 24% to 99 cents

$166m
Net performance fee income at $166 million, up from $31 million

$576m
Profit before tax on total operations up 59% to $576 million (excluding the exceptional gain in the comparative period)

138 cents
Diluted earnings per share on total operations* up 57% to 138 cents

$44.4bn
Funds under management of $44.4 billion at 30 September 2005 (including $18.4 billion institutional), up $1.4 billion from 31 March 2005

$3.5bn
Fund sales in the six month period of $3.5 billion, including $1.6 billion institutional sales

31.2 cents
Dividend up 30% in US dollar terms to 31.2 cents (which includes the effect of some rebalancing between interim and final dividend in the current year)

Continued development in the second half:
- Man IP 220 Limited closed in October raising aggregate investor money of $575 million
- Funds under management currently estimated to be $44.7 billion
- Agreement to acquire the futures brokerage business of Refco Inc.

	Half year to 30 September 2005	Half year to 30 September 2004	Year to 31 March 2005
Funds under management	**$44.4bn**	$39.1bn	$43.0bn
Asset Management net management fee income	**$327m**	$259m	$594m
Asset Management net performance fee income	**$166m**	$31m	$119m
Brokerage net income	**$83m**	$70m	$148m
Financial Services	**$576m**	$360m	$861m
Sugar Australia	**–**	$2m	$2m
Profit before tax and exceptional items	**$576m**	$362m	$863m
Exceptional items+	**–**	$251m	$195m
Statutory profit before tax	**$576m**	$613m	$1,058m
Diluted earnings per share*			
Underlying^	**99c**	80c	182c
Total operations	**138c**	88c	207c
Total operations before exceptional items	**138c**	88c	209c
Dividends per share	**31.2c**	24.0c	66.0c
Post-tax return on equity (annualised)#	**32.9%**	28.5%	29.8%
Equity shareholders' funds	**$2,877m**	$2,187m	$2,712m

^ Underlying earnings per share represents earnings from net management fee income in Asset Management plus Brokerage net income (it therefore excludes net performance fee income in Asset Management, the results of Sugar Australia (now sold) and exceptional items)

* A reconciliation of earnings per share to the statutory measure is shown in note 6 to the Interim Financial Statements

\+ The exceptional items in the comparative periods are detailed in note 3 to the Interim Financial Statements

\# Post-tax return on equity excludes the fair value gains on the conversion option component of the exchangeable bonds, which arose in the comparative periods

Half Year Review
to 30 September 2005

Group overview and strategy

The Man Group has continued to make good progress in the first half of the year, with strong growth in net management fee income, net performance fee income and Brokerage net income. Demand for our investment products has held up well against a backdrop of lower investment returns across the industry in the first six months of the calendar year. Many of our products, particularly those with AHL content, have seen strong performance over the summer and this has begun to have a positive effect on more recent product offerings. Since 30 September, the latest global product launch, Man IP 220 Limited, raised $575 million of investor money.

On an IFRS basis, in the first half, Group profit before tax (excluding the exceptional gain in the comparative period) was up 59% to $576 million, reflecting a 26% increase in net management fee income and a 19% increase in Brokerage net income. In addition, there has been a substantial increase in net performance fee income to $166 million, up from $31 million in the comparative period, reflecting strong performance across most of our managers, in particular AHL. This has driven diluted underlying earnings per share up 24% to 99 cents (underlying earnings per share represents earnings from net management fee income in Asset Management plus Brokerage net income – it therefore excludes net performance fee income in Asset Management, the results of Sugar Australia, now sold, and exceptional items). Diluted earnings per share on total operations grew to a greater extent, up 57% to 138 cents for the first half, reflecting the higher net performance fee income.

In Asset Management, funds under management were $44.4 billion at 30 September 2005, up $1.4 billion on the figure at the end of March. Net inflows (sales less redemptions) for the first half increased funds under management by $1.0 billion, investment movement added $1.6 billion and maturities, FX and other movements reduced funds under management by $1.2 billion. Overall private investor and institutional funds under management each grew by $0.7 billion. The relative proportion of private investor and institutional assets as a percentage of total assets was unchanged on the position at the year-end. Net management fee margins and operating expense ratios maintained the improved levels of the prior full year.

We have continued to develop our intermediary network for private investor sales, and now have 1,885 active intermediaries globally. This is a net increase of 31 since March comprising 127 new intermediaries less 96 terminations of non-performing intermediaries. We have continued to build out our product range and launch new innovative products, such as our current global launch, Man BlueCrest Ltd. This is a capital guaranteed product which will invest exclusively with our associated multi-strategy manager BlueCrest Capital Management in a diversified portfolio. We continue to see particularly strong demand from Japanese private investors for our alternative investment products, which amounted to over $400 million of sales in the first half. We have further joint venture products in the region, which are planned to be launched in the second half.

As well as developing our own wholly-owned investment managers, we have continued to make significant progress in building relationships with high quality new managers across a range of complementary investment styles. At 30 September 2005, Man Global Strategies had agreements in place with 44 affiliated managers, a net increase of three since the year-end. Man Global Strategies currently has 10 strategic alliances, 29 capacity relationships and five others in the early stages of sponsorship.

We also continue to make progress in the institutional market, building on our core European investor base to penetrate new markets and expand the product range. RMF has won new mandates from a number of European insurance companies, is deepening its presence in the institutional pensions market and has also recently launched its third CDO fund. New product launches include RMF Three Pearls, a large capital guaranteed bespoke product, providing access to some of the RMF focused portfolios, in this case including Commodities and Asia.

In addition, RMF maintains an "incubator" of hedge funds with a separate team focusing on this area. At 30 September 2005, it has agreements in place with 14 managers.

In Brokerage, the continued strong profitability reflects growth in market share, the benefits of a diversified product offering and a wide geographical presence across all key markets. This result also reflects the successful management of changes to our market, ongoing successful recruitment of producer teams and further leveraging of our product range throughout our global office network.

On 11 November 2005, we announced the acquisition of the customer accounts, balances and certain other assets of Refco Inc., comprising primarily all of the employees and business of Refco's regulated futures brokerage in the US, Canada, London and Asia. We are also acquiring Refco Inc.'s institutional foreign exchange platform and employees. The purchase price consists of $282 million in cash and the assumption of an estimated $37 million of liabilities. In addition Man will pay a further $5 million if the US component of the acquisition is not completed by 21 November 2005. The acquisition is conditional upon regulatory consents and is expected to close during November. The market value of the assets being acquired is estimated to be $115 million, of which an estimated $90 million is represented by the value of exchange seats. The purchase price is subject to downward adjustment to the extent that Refco LLC's customer segregated funds are less than $1.75 billion as at closing. As at 11 November 2005 Refco's customer segregated funds stood at $2.3 billion.

Refco's brokerage business is highly complementary to Man's in terms of customers, geography and products. There will be significant integration benefits and savings arising from the transaction, and we believe that many former Refco clients will return now that the future of the business is assured. Man will incur significant integration costs, estimated at up to $125 million, the bulk of which are expected to fall in the remainder of this financial year. During the year to March 2007, the acquired assets are expected to make an operating contribution (prior to any residual integration costs) and be modestly dilutive to underlying earnings per share. The acquisition is expected to become earnings enhancing during the year to March 2008 as the business becomes fully embedded and the full integration benefits are accessed.

With effect from 17 November 2005, Peter Clarke has been appointed Group Deputy Chief Executive and Finance Director in recognition of his wider role within the Group. On 31 August 2005, Chris Chambers stepped down as Chief Executive of Man Investments and as a director of Man Group plc. John Morrison, who was Head of Marketing and Client Services for Man Investments, has been appointed as Chief Executive of Man Investments.

Dividend and share repurchase activities

Given the Group's good performance in the first half, the Board's confidence for the full-year, our strong financial condition and the effect of some rebalancing between interim and final dividend in the current year, the interim dividend has been increased to 31.2 cents, which represents a 30% increase over the US dollar equivalent of the interim dividend in the prior year of 24.0 cents.

Funds under management ($ billion)


March 2005
Sales
Investment movement
Redemptions
Maturities
FX & Other
September 2005
3.5
1.6
(2.5)
(0.5)
(0.7)
17.7
25.3
43.0
18.4
26.0
44.4
Institutional
Private investor
Total

The dividend will be payable on 30 December 2005 to shareholders on the register at the close of business on 25 November 2005 with the shares quoted ex-dividend from 23 November 2005. This dividend will be paid in sterling at the rate of 18.07 pence per share. The final election date for participation in the Group's Dividend Reinvestment Plan in relation to the interim dividend is 3.00 pm on 8 December 2005.

6,493,000 shares were repurchased and cancelled in the first half at an average cost of £14.82 per share, in accordance with the Group's policy of applying post-tax performance fees over time in the repurchasing and cancellation of own shares. In addition, Man set up an irrevocable, non-discretionary programme to purchase shares for cancellation on its own behalf, during its close period which commenced on 1 October 2005 and ended on 16 November 2005 with acquisitions effected within certain pre-set parameters. 1,845,000 shares were purchased under this programme at an average cost of £15.50 per share.

Financial summary

Asset Management

Asset Management increased pre-tax profits for the first half by 70% to $493 million. Recurring net management fee income increased 26% to $327 million as a result of growth in funds under management. Net performance fee income at $166 million was substantially up on last year, reflecting in particular the recent strong performance at AHL.

The chart on the previous page breaks out the components of the development of funds under management in the first half. Sales at $3.5 billion were down on the first half of last year. 12 new private investor fund products were launched during the half year. The increase in funds under management from Man's two global launches (Man AP Enhanced Series 2 and Man Global Strategies Diversified Opportunities) was $1.0 billion. Joint venture sales accounted for $0.3 billion. Other private investor sales, mainly relating to open-ended funds, accounted for $0.6 billion and institutional sales $1.6 billion.

Investment movement in the first half was a positive $1.6 billion. In keeping with the industry in general, for the six months ended 30 September 2005 our managers saw a series of mainly positive monthly returns, culminating in a strong September. This occurred as the overall industry performance recovered markedly, following on from a poor second quarter of the calendar year.

AHL returned in excess of 14% over the period with positive contributions from most sectors notably equity, energy and interest rate trading. Consistent with their investment objectives, our multi-manager products saw lower returns with a commensurate lower level of volatility. Man Multi-Strategy posted a 8.5% return over the first half, helped by good performance from equity hedge managers and managed futures. Our fully diversified fund of hedge fund managers also faired well with Glenwood showing a 3.8% gain and RMF recording a 4.4% gain over the period. In both cases equity hedge and event driven managers were major contributors.

Redemptions totalled $2.5 billion in the first half, of which private investor comprised $1.6 billion. Redemption levels in private investor products of 12.7% were slightly above the record low level of 10% last year but are still towards the bottom of the 12-18% long-term range that we have experienced. Institutional redemption levels were $0.9 billion, similar to last year, with the majority arising at RMF.

Maturities almost entirely relate to maturities of third party funds managed by Marin, an affiliated manager, on which Man had been earning modest fees under a fee sharing arrangement.

FX and other movements mostly comprise adverse currency translation impacts, reflecting Euro weakness against the US dollar in the first quarter of the financial year.

Performance records	6 months to 30 September 2005 (not annualised)	12 months to 30 September 2005	3 years to 30 September 2005 (annualised)	5 years to 30 September 2005 (annualised)
AHL Diversified Programme*	14.6%	23.4%	9.1%	18.1%
Glenwood®	3.8%	6.6%	4.0%	3.4%
Man Global Strategies#	8.5%	14.5%	6.2%	10.5%
RMF^	4.4%	10.9%	7.6%	7.0%
BlueCrest+	3.5%	9.6%	7.4%	13.8%+
HFRI Fund of Funds Composite Index	4.2%	10.2%	8.3%	5.2%
World stocks	7.7%	19.5%	21.0%	0.7%
World bonds	–2.5%	3.0%	8.0%	8.2%

Source: Man database and Bloomberg. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.
* AHL Diversified: represented by Athena Guaranteed Futures Limited
® Glenwood: represented by Man-Glenwood Multi-Strategy Fund Limited
\# Man Global Strategies: represented by Man Multi-Strategy Guaranteed Limited
^ RMF: represented by RMF Absolute Return Strategies I (dividends reinvested)
\+ BlueCrest: represented by BlueCrest Capital International Limited. Inception November 2000 so five-year track record is approximated by 4 years 10 months since inception
Note: All figures are shown net of fees and commissions, where applicable.
World stocks: MSCI World Stock Index (total return). World bonds: Citigroup Global Government Bond Index – All Maturities (total return).

Brokerage

Brokerage had a strong first half with pre-tax profits of $83 million, an increase of 19% over the first half of last year. This reflects continued growth in revenue streams, being clearing, execution, matched principal business and interest income. We have achieved both significant organic growth and grown our market share through the aggressive recruitment of producer teams and the leveraging of the existing client base. The benefits of our diversified product offering provided further impetus to our profit growth as excellent performances from our foreign exchange, energy and private client businesses more than offset somewhat slower markets in interest rate products and metals during the summer months. The business is now comparable to a major derivatives exchange, representing a global pool of liquidity and attracting new clients and producers whilst simultaneously providing large economies of scale and market information.

In September, our new office in Hong Kong commenced trading. Our presence in this region provides an excellent platform for measured growth into the expanding economy of mainland China.

We have also made good progress in rolling out our product offering throughout our global office network. Our launch of the contract for difference product in Australia and the foreign exchange platform in Singapore have proved successful. We continue to take advantage of changes within our marketplace. For example, we successfully managed the change and increased our market share following the move of the International Petroleum Exchange from open out-cry to electronic trading in the period.

Financial objectives

We have continued to deliver results in line with our long-standing key financial objectives:

- Significant growth in underlying earnings per share (as defined on page 1). The higher level of funds under management has generated an increase in net management fee income, which is up 26% to $327 million for the first half. This, together with a strong contribution from our Brokerage business, has resulted in continued growth in diluted underlying earnings per share, up 24% to 99 cents. A full reconciliation of underlying earnings and underlying earnings per share to their corresponding statutory figures is given in note 6 to the Interim Financial Statements.

- High levels of return on equity. The Group's post-tax return on equity on an annualised basis for the first half was 32.9%, higher than the 28.5% for the comparative period (excluding the exceptional fair value gain on the exchangeable bonds). This is as a result of increased earnings, particularly performance fee income, partly offset by the impact of a materially higher level of net assets in this first half, reflecting the high level of retained earnings.

The Board believes that long-term shareholder value will be achieved through continued delivery of significant growth in underlying earnings per share and the maintenance of high levels of post-tax return on equity. For this reason these two measures continue to be the basis for the Group's financial objectives and are also the performance criteria used for the Group's long-term incentive schemes.

Adoption of IFRS

As stated in the basis of preparation note on page 15 (note 1 to the Interim Financial Statements), the financial information in this Interim Report has been prepared in accordance with the provisional accounting policies included in the Group's IFRS Transition Report (released 5 July 2005).

Income statement

In order to analyse the performance of the Group's two principal businesses, the table below provides a split of the Group's income statement into its divisional components.

In accordance with IFRS there have been some minor changes to the income statement line headings. Commissions and fees receivable are now shown under the revenue heading and commissions and fees payable are now shown as cost of sales. Other operating income has been grossed up to show gains and losses separately.

Asset Management – operating income, costs and margins

Asset Management revenues have increased by 41% over the first half of last year, reflecting the strong growth in performance fees and the increase in management fees derived

Income statement 6 months to 30 September 2005	Asset Management $m	Brokerage $m	Group Total $m
Revenue	812	681	1,493
Cost of sales	(122)	(418)	(540)
Other operating gains	30	8	38
Other operating losses	(6)	(3)	(9)
Total operating income	**714**	**268**	**982**
Administrative expenses	(238)	(213)	(451)
Operating profit	**476**	**55**	**531**
Associates and JVs	14	–	14
Net finance income	3	28	31
Profit before tax	**493**	**83**	**576**
Taxation			(121)
Profit for the period			**455**

Asset Management margins	H1 2006	FY 2005	FY 2004	FY 2003	FY 2002
Net management fee income ($m)	327	594	459	280	169
Management fees/FUM	1.5%	1.5%	1.4%	1.3%	1.9%
Net performance fee income ($m)					
First half of year	166	31	55	54	48
Second half of year		88	181	124	31
Full year		119	236	178	79
Performance fees/FUM	0.8%	0.3%	0.7%	0.9%	0.9%

In the above table the figures for the years 2002 to 2004 are as they were presented under UK GAAP. The more recent periods are on an IFRS basis. Restating 2002 to 2004 on an IFRS basis would not give rise to any significant differences.

from higher levels of funds under management. Such revenues relate principally to management fees and performance fees, together with brokerage and other fees, each based on net asset values of the fund products. These include risk transfer fees (on guaranteed products); liquidity or cash management fees; and valuation and registrar fees. Cost of sales relate to upfront and trail sales commissions and have increased by 7%, reflecting the high sales in the prior financial year. This charge was split 39%:61% between the amortisation of upfront commission and trail commission, broadly in line with the ratio in the prior year.

Other operating gains mainly comprise gains on "seeding" investments in some of our funds, gains on redemption-bridging activities and structuring and arrangement fees in relation to loans to funds. Other operating losses mainly comprise some small impairment and foreign exchange losses. Administrative expenses, previously called operating expenses, have increased by 28% from $186 million in the comparative period to $238 million. Of this amount, $105 million (44%) are variable overheads, relating to employee discretionary bonus payments. The increase in administrative expenses in the period results from a $40 million increase in discretionary bonus payments, with the remainder from the investment in infrastructure to support the growth of the business. Administrative expenses comprise 33% of total operating income. This operating margin is consistent with the average over the last five years.

The table above shows an analysis of net management fee income and net performance fee income over the first half of this year and the previous four financial years together with the margin ratio, as a percentage of average funds under management (FUM) in each period. Net management fee income includes the fee income described above less all sales commissions payable, finance costs and all overheads not allocated to performance fees. Net performance fee income includes the fee income detailed above less those overheads allocated to performance fees, which almost entirely relate to employee performance compensation.

In the first half, the net management fee income/FUM margin was 2.1% and 0.7% for private investor and institutional products respectively, which is the same as for the financial year to March 2005. The performance fee/FUM margin reflects the underlying performance of the Group's products during each accounting period. Performance fees from institutional fund products tend to be lower as these products target lower returns (and lower volatility).

In the income statement table on page 5, associates and JVs are the post-tax contribution (previously, under UK GAAP, the pre-tax contribution was recorded) from financial interests in Affiliated Managers and includes both established managers, such as BlueCrest, and new managers. BlueCrest contributed $9 million to net management fee income and $4 million to net performance fee income in the first half.

Brokerage – operating income, costs and margins

In Brokerage, revenue arises from those businesses where Man Financial acts as intermediary and also from those businesses where it acts as a matched principal broker, such as foreign exchange, securities, metals and energy trading. Income earned on segregated customer balances, which are held off balance sheet, is now included within the revenue line as it is deemed that such income is akin to an administration fee.

The increase in revenue over the comparative period was 18%, reflecting the continued recruitment of producer teams, growth in market share and the benefits of active markets. Profitability was also enhanced by the rise in US interest rates in the first half.

Brokerage margins	H1 2006	FY 2005	FY 2004	FY 2003	FY 2002
Total operating income plus net finance income ($m)	296	529	481	335	244
Administrative expenses ($m)	213	381	361	260	189
Net profit ($m)	83	148	120	75	55
Administrative expenses/income	72.0%	72.0%	75.1%	77.6%	77.5%

In the above table the figures for the years 2002 to 2004 are as they were presented under UK GAAP. The more recent periods are on an IFRS basis. Restating 2002 to 2004 on an IFRS basis would not give rise to any significant differences.

Cost of sales increased 21% and relate to fees charged by the exchanges, fees paid to other brokers, rebates to introductory brokers and commissions paid to internal producer teams. There is no fixed element of these commissions; they are all based on sales volumes or profit contributions.

Other operating gains comprise gains on selling some surplus exchange memberships and some small foreign exchange gains. Other operating losses mainly relate to some small impairment losses.

Administrative expenses in Brokerage have increased 16% from $183 million in the comparative period to $213 million. Of the administrative expenses, $27 million relates to variable employee compensation.

The table at the bottom of page 6 shows an analysis of the profit and administrative expenses margins in Brokerage, which have remained at the same level as for the full year to 31 March 2005.

Other income statement amounts
Net finance income of $31 million arises from interest on non-segregated cash balances and investments in Brokerage and margins on loans to funds in Asset Management, offset by interest expense on borrowings to finance acquisitions made in prior years and working capital requirements.

The tax charge for the period amounted to $121 million. The effective tax rate on total operations was 21.0%, compared to 20.0% last year on an IFRS basis (excluding the exceptional fair value gain on the exchangeable bonds), reflecting the estimated rate for the full year. The bulk of the Group's profits continue to be earned in Switzerland and the UK and the current effective tax rate is consistent with this profit mix.

The growth in the Group's profitability has resulted in a significant increase in earnings per share in the first half. Full details of earnings per share are given in note 6 to the Interim Financial Statements.

Other financial items
Net Group cash inflow for the first half was $115 million before shareholder distributions, driven off strong cash generation from operating profit, as shown in the table below. The statutory cash flow statement, which is presented in a different format, is given in the Interim Financial Statements on page 13.

The increase in working capital in Asset Management relates to an increase in accrued fee income of $104 million, largely arising from the strong level of performance fee income earned in September, and to a $188 million increase in investments in fund products. This relates to seeding investments, investments to aid short-term rebalancing of the funds and to short-term redemption bridging activities. The remaining net increase in working capital largely relates to Brokerage, reflecting larger open positions as a result of increased client activity. Loans to funds were $499 million at 30 September 2005, similar to the balance at the year-end.

Net capital expenditure and financial investment comprise net additions to the capitalised amount of upfront sales commissions and other intangibles of $41 million, with the remainder largely relating to expenditure on tangible fixed assets, mainly office refurbishment and IT systems.

In the table below, 'Other' relates to net interest received of $28 million, dividends receivable from associates, joint ventures and other non-current investment of $21 million, less other minor net cash outflows of $9 million.

The Group's balance sheet remains strong. At 30 September 2005, shareholders' equity was $2,877 million, up 6% from the year-end. Retained profit added $455 million to equity in the first half, although this was partially offset by dividends of $127 million and the consideration paid of $174 million for the repurchase and cancellation of own shares. At 30 September 2005 the Group had a net cash position of $854 million (March 2005: $1,011 million net cash).

During the first half the Group extended its debt maturity profile and further diversified its sources of funding through a $50 million top-up to its existing subordinated loan issue to the US private placement market and through the issue of a $400 million floating rate note, which has a 10-year final maturity with a call option in year five. These debt issues qualify as available capital for regulatory capital purposes and have therefore contributed to increasing the Group's Financial Resources, which amounted to $1,540 million at 30 September 2005. At that date, the Group's Financial Resources

Cash flow in the period	*$m*
Operating profit (pre-amortisation and depreciation)	625
Increase in working capital	(419)
Taxation paid	(77)
Net capital expenditure and financial investment	(54)
Other	40
Cash inflow for the period before shareholder distributions	**115**
Dividends paid	(127)
Share repurchases	(174)
Cash outflow for the period	**(186)**
Cash inflow from net movements in borrowings	399
Increase in cash in the period	**213**

Requirement was $1,030 million, split $410 million and $620 million between Asset Management and Brokerage respectively, giving the Group a regulatory capital surplus of some $510 million.

Outlook

The strength of Man's franchise in alternative assets is demonstrated by the strong results for the first half. Superior product construction, a long investment track record in this market and a strong distribution capability combine to give Man a leading position in the asset class. Our investors have seen good performance across the product range, particularly in the case of AHL. Our distribution platform continues to develop well, with regional joint ventures enhancing our global product offerings in new markets. This combination has seen asset raising in the second half begin strongly with $575 million of investor money raised from our third quarter global launch. This sales success, combined with recent positive investment performance, means that assets under management have increased from $44.4 billion at 30 September 2005 and are currently estimated to be $44.7 billion, despite significant adverse foreign exchange movements.

The Brokerage business has continued to widen its product offering and develop its matched principal business, offering higher levels of client service whilst leveraging off the existing infrastructure. This has allowed Brokerage to access both revenue opportunities and margin expansion. The acquisition of Refco represents an exciting opportunity to continue to capitalise on the strengths of Brokerage. Integrating Refco's business and clients with our own will facilitate efficient transaction processing and further develop our ability to offer matched principal trading from the enhanced pool of customer liquidity.

With Asset Management and Brokerage both well placed for further growth, the Board is confident of significant growth in underlying earnings for the year.

Stanley Fink
Chief Executive

Peter Clarke
Group Deputy Chief Executive
and Finance Director

17 November 2005

Interim Financial Statements

Group Income Statement (unaudited)

		Half year to 30 September 2005		
	Note	Before exceptional items $m	Exceptional items $m	Total $m
Revenue		1,493	–	1,493
Cost of sales		(540)	–	(540)
Fair value gain on exchangeable bonds	3	–	–	–
Loss on sale of business	3	–	–	–
Other operating gains		38	–	38
Other operating losses		(9)	–	(9)
Administrative expenses		(451)	–	(451)
Operating profit – continuing operations	2	531	–	531
Finance income		86	–	86
Finance expense		(55)	–	(55)
Net finance income	4	31	–	31
Share of after tax profit of associates and joint ventures		14	–	14
Profit on ordinary activities before taxation	2	576	–	576
Taxation	5	(121)	–	(121)
Profit for the period		455	–	455
Attributable to				
Shareholders of the Company		455	–	455
Earnings per share on total operations	6			
Basic				152c
Diluted				138c
Earnings per share on total operations before exceptional items	6			
Basic				152c
Diluted				138c
Underlying earnings per share	6			
Basic				107c
Diluted				99c

Memo	
Dividends paid in the period	$127m
Proposed dividends per ordinary share	31.2c

Half year to 30 September 2004			Year to 31 March 2005		
Before exceptional items $m	Exceptional items $m	Total $m	Before exceptional items $m	Exceptional items $m	Total $m
1,151	–	1,151	2,459	–	2,459
(460)	–	(460)	(943)	–	(943)
–	251	251	–	202	202
–	–	–	–	(7)	(7)
23	–	23	64	–	64
(3)	–	(3)	(9)	–	(9)
(369)	–	(369)	(764)	–	(764)
342	251	593	807	195	1,002
47	–	47	109	–	109
(34)	–	(34)	(77)	–	(77)
13	–	13	32	–	32
7	–	7	24	–	24
362	251	613	863	195	1,058
(72)	–	(72)	(173)	–	(173)
290	251	541	690	195	885
290	251	541	690	195	885
		178c			292c
		88c			207c
		96c			228c
		88c			209c
		86c			197c
		80c			182c
		$104m			$177m
		24.0c			66.0c

Group Balance Sheet (unaudited)

	Note	At 30 September 2005 $m	At 30 September 2004 $m	At 31 March 2005 $m
Assets				
Non-current assets				
Property, plant and equipment		**64**	62	64
Goodwill	7	**834**	832	827
Other intangible assets	7	**353**	312	359
Investments in associates and joint ventures		**218**	224	240
Other investments		**129**	98	105
Deferred income tax assets		**29**	27	24
Non-current receivables		**49**	48	42
		1,676	1,603	1,661
Current assets				
Trade and other receivables	8	**13,931**	7,586	10,137
Derivative financial instruments		**52**	61	44
Short-term investments	9	**3,464**	2,619	3,089
Cash and cash equivalents		**2,359**	1,164	2,149
		19,806	11,430	15,419
Total assets		**21,482**	13,033	17,080
Liabilities				
Current liabilities				
Trade and other payables	10	**16,700**	8,867	12,898
Current tax liabilities		**225**	143	191
Short-term borrowings and overdrafts	11	**–**	33	3
Derivative financial instruments		**98**	474	47
		17,023	9,517	13,139
Non-current liabilities				
Long-term borrowings	11	**1,505**	1,225	1,135
Deferred income tax liabilities		**17**	9	11
Pension obligations		**55**	61	59
Other creditors		**5**	34	24
		1,582	1,329	1,229
Total liabilities		**18,605**	10,846	14,368
Net assets		**2,877**	2,187	2,712
Equity				
Capital and reserves attributable to shareholders				
Share capital		**54**	56	55
Share premium account		**377**	352	354
Merger reserve		**722**	722	722
Other capital reserves		**223**	4	222
Available for sale reserve		**42**	25	29
Cash flow hedge reserve		**(1)**	1	–
Profit and loss account		**1,460**	1,027	1,330
Total equity		**2,877**	2,187	2,712

Group Cash Flow Statement (unaudited)

	Note	Half year to 30 September 2005 $m	Half year to 30 September 2004 $m	Year to 31 March 2005 $m
Cash flows from operating activities				
Cash generated from operations	14	**194**	(517)	830
Interest paid		**(46)**	(26)	(54)
Income tax paid		**(77)**	(75)	(143)
		71	(618)	633
Cash flows from investing activities				
Proceeds from sale of subsidiary		**–**	28	20
Purchase of property, plant and equipment		**(12)**	(13)	(29)
Proceeds from sale of property, plant and equipment		**–**	–	1
Purchase of intangible assets		**(67)**	(92)	(196)
Proceeds from sale of intangible assets		**26**	13	31
Proceeds from sale of associates and joint ventures		**–**	2	3
Purchase of other non-current investments		**(9)**	(9)	(11)
Proceeds from sale of other non-current investments		**8**	2	5
Interest received		**74**	50	102
Dividends received from associates and joint ventures		**18**	8	19
Dividends from other non-current investments		**3**	1	2
		41	(10)	(53)
Cash flows from financing activities				
Proceeds from issue of ordinary shares		**23**	17	19
Purchase and cancellation of own shares		**(174)**	(62)	(78)
Purchase of own shares by ESOP trust		**(46)**	(59)	(62)
Disposal of own shares by ESOP trust		**26**	22	33
Proceeds from borrowings		**451**	350	350
Incremental issue costs		**(2)**	(5)	(4)
Repayments of borrowings		**(50)**	(72)	(216)
Dividends paid to Company shareholders		**(127)**	(104)	(177)
		101	87	(135)
Net increase/(decrease) in cash and bank overdrafts		**213**	(541)	445
Cash and bank overdrafts at the beginning of the period		**2,146**	1,701	1,701
Cash and bank overdrafts at the end of the period		**2,359**	1,160	2,146

For the purposes of the cash flow statement, cash and cash equivalents are included net of overdrafts repayable on demand. On the balance sheet these overdrafts are included in short-term borrowings and overdrafts and are not netted against cash and cash equivalents. At 30 September 2005 overdrafts repayable on demand amounted to $nil (30 September 2004: $4 million; 31 March 2005: $3 million).

Group Statement of Changes in Shareholders' Equity (unaudited)

	Half year to 30 September 2005 $m	Half year to 30 September 2004 $m	Year to 31 March 2005 $m
Currency translation adjustments	**(32)**	(3)	12
Taxation on cost of employee share schemes	**3**	–	–
Available for sale investments			
Valuation gains taken to equity	**19**	6	15
Transfer to income statement on sale	**(6)**	–	(5)
Cash flow hedges			
Valuation losses taken to equity	**(1)**	(26)	(19)
Transfer to income statement in the period	**–**	7	(1)
Net (expense)/income recognised directly in equity	**(17)**	(16)	2
Profit for the period	**455**	541	885
Total recognised income for the period	**438**	525	887
Dividends	**(127)**	(104)	(177)
Purchase and cancellation of own shares	**(174)**	(62)	(78)
Employee share schemes			
Value of employee services	**25**	22	46
Proceeds from shares issued	**23**	17	19
Purchase of own shares by ESOP trusts	**(46)**	(59)	(62)
Disposal of own shares by ESOP trusts	**26**	22	33
Recognition of equity component of exchangeable bonds	**–**	–	218
Net increase in shareholders' equity	**165**	361	886
Opening shareholders' equity	**2,712**	1,826	1,826
Closing shareholders' equity	**2,877**	2,187	2,712

Notes to the Interim Financial Statements

1. Basis of preparation

The Group will adopt the requirements of International Financial Reporting Standards and International Accounting Standards (collectively IFRS) for the first time for the purpose of preparing financial statements for the year ending 31 March 2006.

The Group issued an IFRS Transition Report on 5 July 2005 ('the Transition Report') which set out the provisional accounting policies expected to be applied in the preparation of the financial statements for the year ending 31 March 2006 and the restated comparatives for the half year ended 30 September 2004 and full year ended 31 March 2005 and also provided reconciliations to the previously reported UK GAAP figures. The Transition Report can be found in the 'Press Releases' section of the Group's website at www.mangroupplc.com

The diluted earnings per share on total operations for the comparative periods have been changed from those given in the Transition Report. The calculation of diluted post-tax earnings has been amended to deduct the fair value gains on the conversion option component of the exchangeable bonds of $251 million and $202 million for the period ended 30 September 2004 and year ended 31 March 2005 respectively, to give revised diluted earnings per share on total operations of 88 cents and 207 cents respectively. These are still somewhat higher than the equivalent earnings per share figures previously published on a UK GAAP basis, almost entirely as a result of the cessation of goodwill amortisation. There is no change to the basic earnings per share on total operations or to the underlying earnings per share measures given in the Transition Report.

As explained in the Transition Report, the next annual financial statements of the Group will be prepared in accordance with accounting standards issued by the International Accounting Standards Board ('IASB') and adopted by the European Union ('EU'). The financial information in this Interim Report has been prepared in accordance with the Listing Rules of the Financial Services Authority and the basis of preparation (including the IFRS 1 exemptions adopted by the Group) and the provisional accounting policies included in the Transition Report. The Group has shown exceptional items in a separate column on the face of the Group Income Statement. The Group defines exceptional items as those material items, by virtue of their incidence, size or nature, which the Group considers should be presented separately in order to aid comparability from period to period.

The accounting policies are consistent with those the Group intends to use in the next annual financial statements. As explained in the Transition Report there is, however, a possibility that some changes may be necessary when preparing the full annual financial statements for the first time in accordance with accounting standards issued by the IASB and adopted by the EU. Further standards and interpretations may be issued that could be applicable for financial years ending 31 March 2006 or later accounting periods but with the option for earlier adoption. IFRS is also being applied in the EU and other countries for the first time and practice on which to draw in applying the standards is still developing.

In the Transition Report, it was explained that there was uncertainty around the appropriate accounting treatment for trail commission. The Group has now concluded that trail commission payments made to intermediaries are for ongoing services and therefore there is no impact on the financial statements of restating the previously published UK GAAP figures to be on an IFRS basis in this regard. To the extent that any future trail commission payments are not for ongoing services but for services provided in promoting and selling a fund product initially, the net present value of the future trail commission obligation will be recognised as a financial liability, together with a matching financial asset, at the time the obligation arises.

The financial information contained herein does not constitute statutory accounts as defined by Section 240 of the Companies Act 1985. Statutory accounts for the year to 31 March 2005, prepared under UK GAAP, upon which the auditors have given an unqualified report and have made no statement under Sections 237 (2) or (3) of the Companies Act 1985, have been delivered to the Registrar of Companies and were posted to shareholders on 8 June 2005.

Notes to the Interim Financial Statements continued

2. Segmental analysis

Reconciliation of segmental profit before tax to total profit before tax

	Asset Management $m	Brokerage $m	Unallocated exceptional items $m	Total $m
	Half-year to 30 September 2005			
Revenue	**812**	**681**	**–**	**1,493**
Cost of sales	**(122)**	**(418)**	**–**	**(540)**
Other operating gains	**30**	**8**	**–**	**38**
Other operating losses	**(6)**	**(3)**	**–**	**(9)**
Administrative expenses	**(238)**	**(213)**	**–**	**(451)**
Operating profit	**476**	**55**	**–**	**531**
Net finance income	**3**	**28**	**–**	**31**
Share of after tax profit of associates and joint ventures	**14**	**–**	**–**	**14**
Profit before tax	**493**	**83**	**–**	**576**

	Asset Management $m	Brokerage $m	Sugar Australia $m	Unallocated exceptional items $m	Total $m
	Half-year to 30 September 2004				
Revenue	574	577	–	–	1,151
Cost of sales	(114)	(346)	–	–	(460)
Fair value gain on exchangeable bonds	–	–	–	251	251
Other operating gains	19	4	–	–	23
Other operating losses	(3)	–	–	–	(3)
Administrative expenses	(186)	(183)	–	–	(369)
Operating profit	290	52	–	251	593
Net finance income/(expense)	(5)	18	–	–	13
Share of after tax profit of associates and joint ventures	5	–	2	–	7
Profit before tax	290	70	2	251	613

	Asset Management $m	Brokerage $m	Sugar Australia $m	Unallocated exceptional items $m	Total $m
	Year to 31 March 2005				
Revenue	1,250	1,209	–	–	2,459
Cost of sales	(217)	(726)	–	–	(943)
Fair value gain on exchangeable bonds	–	–	–	202	202
Loss on sale of business	(7)	–	–	–	(7)
Other operating gains	61	3	–	–	64
Other operating losses	(9)	–	–	–	(9)
Administrative expenses	(383)	(381)	–	–	(764)
Operating profit	695	105	–	202	1,002
Net finance income/(expense)	(11)	43	–	–	32
Share of after tax profit of associates and joint ventures	22	–	2	–	24
Profit before tax	706	148	2	202	1,058

3. Exceptional items

There were no exceptional items in the half year to 30 September 2005. The following exceptional gains and losses were incurred in the comparative periods:

Fair value gain on exchangeable bonds

The exceptional gains of $251 million for the half year to 30 September 2004 and $202 million for the year to 31 March 2005 related to the £400 million exchangeable bonds, issued in November 2002.

As at the date of the Group's transition to IFRS, the bonds were accounted for as a liability measured at amortised cost with the conversion option classified as a derivative and measured at fair value with the resulting gains and losses being reported in the income statement. This accounting treatment was adopted because the exchangeable bonds included a cash settlement option and on application of IAS 21 the functional currency of Man Group plc changed from sterling to US dollars.

On 5 November 2004, the cash settlement option was revoked and the Group put in place a US dollar/sterling cross currency swap. These changes enabled the Group to split account for the exchangeable bonds restoring the Group to the position it was in when it originally issued the bonds, as the conversion option would be settled by exchanging a fixed amount of cash or another financial asset for a fixed number of shares. Accordingly, the conversion option was classified as an equity instrument from 5 November 2004 and not subsequently remeasured.

Loss on sale of business

For the year to 31 March 2005, the Group sold the majority of its holding in Westport Private Equity Limited (now called Capital Dynamics Limited) and its entire holding in Parallel Private Equity Holdings Limited, an associate. The loss on sale amounted to $7 million ($7 million net of tax).

4. Net finance income

	Half year to 30 September 2005 $m	Half year to 30 September 2004 $m	Year to 31 March 2005 $m
Interest income	**75**	44	106
Interest expense			
on bank borrowings	**(3)**	(7)	(15)
on other loans	**(51)**	(26)	(62)
Fair value movement on interest rate swaps	**11**	(1)	–
Accretion of discount on assets and liabilities	**(1)**	3	3
	31	13	32

Notes to the Interim Financial Statements continued

5. Taxation

	Half year to 30 September 2005 $m	Half year to 30 September 2004 $m	Year to 31 March 2005 $m
Taxation charge for the period			
UK	**69**	40	101
Overseas	**52**	32	72
	121	72	173

6. Earnings per share

The calculation of basic earnings per ordinary share is based on a profit for the period of $455 million (30 September 2004: $541 million, 31 March 2005: $885 million) and on 299,986,720 (30 September 2004: 303,527,851, 31 March 2005: 302,498,430) ordinary shares, being the weighted average number of ordinary shares in issue during the period after excluding the shares owned by the Man Group plc employee trusts.

The diluted earnings per share is based on a profit for the period of $472 million (30 September 2004: $305 million, 31 March 2005: $714 million) and on 341,976,543 (30 September 2004: 345,468,032, 31 March 2005: 344,609,297) ordinary shares, calculated as follows:

	30 September 2005 Number (millions)	30 September 2004 Number (millions)	31 March 2005 Number (millions)
Basic weighted average number of shares	**300.0**	303.5	302.5
Dilutive potential ordinary shares			
Share awards under incentive schemes	**10.5**	10.2	10.4
Employee share options	**0.3**	0.6	0.5
Exchangeable bonds	**31.2**	31.2	31.2
	342.0	345.5	344.6

6. Earnings per share continued

The following tables reconcile the earnings per share on total operations with the earnings per share before exceptional items and underlying earnings per share:

	Half-year to 30 September 2005			
	Basic post-tax earnings $m	Diluted post-tax earnings $m	Basic earnings per share cents	Diluted earnings per share cents
Earnings per share on total operations+	455	472	152	138
Exceptional items	–	–	–	–
Earnings per share – before exceptional items	455	472	152	138
Performance related income	(133)	(133)	(45)	(39)
Underlying earnings per share	322	339	107	99

	Half-year to 30 September 2004			
	Basic post-tax earnings $m	Diluted post-tax earnings $m	Basic earnings per share cents	Diluted earnings per share cents
Earnings per share on total operations+	541	305	178	88
Exceptional items	(251)	–	(82)	–
Earnings per share – before exceptional items	290	305	96	88
Performance related income	(27)	(27)	(10)	(8)
Sugar Australia	(1)	(1)	–	–
Underlying earnings per share	262	277	86	80

	Year to 31 March 2005			
	Basic post-tax earnings $m	Diluted post-tax earnings $m	Basic earnings per share cents	Diluted earnings per share cents
Earnings per share on total operations+	885	714	292	207
Exceptional items	(195)	7	(64)	2
Earnings per share – before exceptional items	690	721	228	209
Performance related income	(93)	(93)	(31)	(27)
Sugar Australia	(1)	(1)	–	–
Underlying earnings per share	596	627	197	182

+ The difference between basic and diluted post-tax earnings on total operations is the adding back of the finance expense in the period relating to the exchangeable bonds (and deducting the fair value gain on the conversion option component of the exchangeable bonds in the comparative periods).

Notes to the Interim Financial Statements continued

7. Intangible assets

	Goodwill $m	Other intangible assets: Upfront sales commissions $m	Other intangible assets: Other $m	Other intangible assets: Total $m
Net book value				
As at 1 April 2005	827	332	27	359
Currency translation difference	7	–	–	–
Additions	–	63	4	67
Redemptions/disposals	–	(15)	(2)	(17)
Charge for the period	–	(52)	(4)	(56)
Net book value at 30 September 2005	834	328	25	353
At 30 September 2004	832	294	18	312
At 31 March 2005	827	332	27	359

8. Current trade and other receivables

	At 30 September 2005 $m	At 30 September 2004 $m	At 31 March 2005 $m
Trade receivables			
Amounts owed by broker dealers on secured stock lending and borrowing	**11,288**	5,652	7,925
Securities transactions in the course of settlement	**810**	103	632
Futures transactions	**284**	331	502
Other trade receivables	**532**	393	368
Loans to funds	**499**	884	505
Other categories of receivables	**518**	223	205
	13,931	7,586	10,137

9. Short-term investments

	At 30 September 2005 $m	At 30 September 2004 $m	At 31 March 2005 $m
Listed investments	**2,298**	1,251	1,984
Unlisted investments	**1,166**	1,368	1,105
	3,464	2,619	3,089

Listed investments largely relate to long stock positions held for matching contract for difference (CFD) positions in Brokerage. Unlisted investments mainly relate to certificates of deposit and US treasury bills in Brokerage and also to investments in fund managers.

10. Current trade and other payables

	At 30 September 2005 $m	At 30 September 2004 $m	At 31 March 2005 $m
Amounts owed to broker dealers on secured stock lending and borrowing	**13,047**	6,841	7,238
Securities transactions in the course of settlement	**1,026**	624	3,374
Futures transactions	**1,197**	1,144	1,153
Short stock positions held for matching CFD positions in Brokerage	**809**	–	480
Other trade payables	**208**	131	281
Other categories of payables	**413**	127	372
	16,700	8,867	12,898

11. Borrowings

	At 30 September 2005 $m	At 30 September 2004 $m	At 31 March 2005 $m
Amounts falling due within one year			
Bank loans and overdrafts	–	33	3

	At 30 September 2005 $m	At 30 September 2004 $m	At 31 March 2005 $m
Amounts falling due after more than one year			
Bank loans	–	159	46
Private placement notes	**497**	461	448
Floating rate notes	**398**	–	–
Exchangeable bonds	**610**	605	641
	1,505	1,225	1,135

During the six month period to 30 September 2005, the Group issued US$50 million 6.15% subordinated notes due August 2015 and $400 million floating rate subordinated notes due September 2015.

12. Segregated balances

As required by the United Kingdom Financial Services and Markets Act 2000 and by the US Commodity Exchange Act, the Group maintains certain balances on behalf of clients with banks, exchanges, clearing houses and brokers in segregated accounts totalling at 30 September 2005 $9,642 million (30 September 2004: $7,197 million, 31 March 2005: $8,173 million). These amounts and the related liabilities to clients, whose recourse is limited to the segregated accounts, are not included in the Group balance sheet. The reason for their exclusion from the Group balance sheet is that the Group does not have a liability to its clients in the event that a third party depository institution, where the segregated funds are held, does not return all the segregated funds. The corresponding asset, which is not co-mingled with the Group's funds and over which the Group's control is severely restricted, is therefore not recognised on the Group balance sheet.

Notes to the Interim Financial Statements continued

13. Exchange rates

The following US dollar:sterling exchange rates have been used in the preparation of this Interim Report:

	30 September 2005	30 September 2004	31 March 2005
Average exchange rate	**0.5494**	0.5514	0.5417
Period-end exchange rate	**0.5654**	0.5524	0.5298

14. Cash generated from operations

	Half year to 30 September 2005 $m	Half year to 30 September 2004 $m	Year to 31 March 2005 $m
Profit for the period	***455***	*541*	*885*
Adjustments for			
Income tax	**121**	72	173
Finance income	**(86)**	(47)	(109)
Finance expense	**55**	34	77
Share of results of associates and joint ventures	**(14)**	(7)	(24)
Depreciation of tangible fixed assets	**13**	13	25
Amortisation of intangible fixed assets	**56**	54	104
Share based payments expense	**25**	22	46
(Profit)/loss on disposal of businesses	**–**	(1)	7
Profit on disposal of non-current asset investments	**(6)**	(4)	–
Impairment charges	**4**	–	–
Net losses/(gains) on financial instruments	**1**	(248)	(211)
Other non-cash movements	**(11)**	(2)	(11)
	613	427	962
Changes in working capital			
Increase in receivables	**(3,846)**	(585)	(3,077)
Increase in other financial assets	**(374)**	(279)	(749)
Increase/(decrease) in payables	**3,802**	(82)	3,698
(Decrease)/increase in provisions	**(1)**	2	(4)
Cash generated from operations	**194**	(517)	830

15. Event after the balance sheet date

On 11 November 2005, the Group announced the acquisition of the customer accounts, balances and certain other assets of Refco Inc., comprising primarily all of the employees and business of Refco's regulated futures brokerage. The Group is also acquiring Refco Inc.'s institutional foreign exchange platform and employees. The purchase price consists of $282 million in cash and the assumption of an estimated $37 million of liabilities. In addition Man will pay a further $5 million if the US component of the acquisition is not completed by 21 November 2005. The purchase price is subject to possible downward adjustment dependent on the levels of segregated customer funds at closing. The acquisition is conditional upon regulatory consents and is expected to close during November. The acquisition will form part of the Group's Brokerage business.

Independent Review Report to Man Group plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 September 2005 which comprises the consolidated interim balance sheet as at 30 September 2005 and the related consolidated interim statements of income, cash flows and changes in shareholders' equity for the six months then ended and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

As explained in the Man Group plc IFRS Transition Report issued on 5 July 2005 ('the Transition Report') the next annual financial statements of the Group will be prepared in accordance with IFRS as adopted for use in the European Union. This financial information has been prepared in accordance with the Basis of Presentation and Provisional Accounting Policies included in the Transition Report ('Basis of Preparation').

The accounting policies are consistent with those that the directors intend to use in the next annual financial statements. As explained in the Basis of Preparation, there is, however, a possibility that the directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with IFRS as adopted for use in the European Union. The IFRS standards and IFRIC interpretations that will be applicable and adopted for use in the European Union at 31 March 2006 are not known with certainty at the time of preparing this interim financial information.

The directors are responsible for the maintenance and integrity of the Group website. The work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that have occurred to the Interim Financial Statements since they were initially presented on the website. It should be noted that information published on the Internet is accessible in many countries, some of which have different legal requirements relating to the preparation and dissemination of financial statements.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2005.

PricewaterhouseCoopers LLP
Chartered Accountants
London
17 November 2005

Shareholder and Company Information

Results announced

Interim	November
Final	May/June
Annual Report Issued	June
Annual General Meeting	July

Dividends

Interim paid	December
Final paid	July

For historic dividend details please visit the Man Group website under 'Shareholder Information'.

The Group offers a Dividend Reinvestment Plan ('DRIP') for shareholders wishing to buy shares with their cash dividend. All queries should be addressed to the dedicated Lloyds TSB Registrars' helpline on 0870 241 3018, including requests for copies of the DRIP terms and conditions and DRIP mandate. Alternatively, copies of both documents may be downloaded from the Man Group website in the 'Dividends' section of 'Shareholder Information'. Instructions regarding participation or otherwise in the DRIP received after the Final Election Date set for a particular dividend will be applied to the next following dividend.

Dates for the 2006 Interim Dividend	
Ex Dividend date	23 November 2005
Record date	25 November 2005
DRIP final election date 3.00 pm on	8 December 2005
Dividend paid/CREST accounts credited	30 December 2005
Share Certificates received/CREST accounts credited with DRIP purchases	16 January 2006

Payment of dividends to mandated accounts

Each dividend warrant includes a form for authorising payments of future dividends directly to the bank or building society of choice. Shareholders are encouraged to use this facility as cleared funds are provided on payment date and the associated tax voucher is sent directly to the shareholder's registered, or other previously designated, address.

Private shareholders living overseas may be able to mandate their dividends directly into a 'local' bank account, in the chosen country's domestic currency under the Transcontinental Automated Payment Service (TAPS). Details are available via the Shareholder Enquiries facility of Lloyds TSB Registrars.

Shareholder enquiries

All administrative queries concerning shareholdings should be directed to:
Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, Tel: 0870 850 3112, Text tel: 0870 600 3950, quoting Ref. 874. Callers from outside the UK should telephone +44(0) 121 415 7592. Alternatively you can check your shareholding and find practical help on transferring your shares or updating details at www.shareview.co.uk

Single company ISA

For details of the Man Group plc single company ISA managed by Lloyds TSB Registrars please contact the Man Group ISA Helpline on 0870 242 4244.

Share dealing service

Man Group has arranged for Shareview Dealing, a telephone and internet share dealing service offered by Lloyds TSB Registrars, to be made available to UK shareholders. For telephone dealing call 0870 850 0852 between 8.30 am and 4.30 pm Monday to Friday and for internet dealing log on to www.shareview.co.uk/dealing. You will need your shareholder reference number shown on your share certificate.

Man Group website

Shareholders are encouraged to visit our website www.mangroupplc.com which contains key information on the Group including announcements, presentations, news and shareholder information, including the latest Man Group plc share price.

Alternatively, contact Investor Relations via email on investor@mangroupplc.com

Auditors

PricewaterhouseCoopers LLP, Southwark Towers, 32 London Bridge Street, London SE1 9SY.

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Man Group plc

